13013562

SEC Mail Processing Section

MAR 01 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Underhill Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4045 S. Spencer Street; Suite 108
(No. and Street)

Las Vegas, (City) Nevada (State) 89119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Underhill 702-987-5449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd, Suite 404, Chicago (Address) (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PP 3/9/13

OATH OR AFFIRMATION

I, Frank Underhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Underhill Securities Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 25th day of February, 2013.

Signature

President
Title

Notary Public

BERYL HAYAT
Notary Public, State of Nevada
Appointment No. 97-4635-1
My Appt Expires Oct 2, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXX. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNDERHILL SECURITIES CORP.
FINANCIAL STATEMENTS

DECEMBER 31, 2012

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

UNDERHILL SECURITIES CORP.
FINANCIAL STATEMENTS

DECEMBER 31, 2012

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Underhill Securities Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Underhill Securities Corp. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Underhill Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2013

UNDERHILL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash	$	35,357
Receivables from brokers		4,783
Deposit with broker		55,078
Securities owned, at fair value		19,800
Office equipment, net of accumulated depreciation of $1,716		389
Other assets		10,663
Total assets	$	126,070

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses			$	5,499
Income taxes payable				6,000
Total liabilities				11,499
Stockholder's Equity				
Common stock, $.001, authorized 75,000,000 shares; issued and outstanding 58,680 shares	$	59		
Paid in capital		142,165		
Retained earnings (deficit)		(27,653)		
Total stockholder's equity				114,571
Total liabilities and stockholder's equity			$	126,070

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue		
Commissions and fees	$ 151,006	
Trading gain (loss)	(1,795)	
Other income	482	
Total revenue		$ 149,693
Expenses		
Licenses, registrations and fees	13,054	
Depreciation	421	
Clearing and execution charges	18,431	
Communication	4,028	
Occupancy	14,783	
Professional fees	47,250	
Other operating expenses	12,172	
Total expenses		110,139
Net income before taxes		39,554
Provision for income taxes		5,558
Net income		$ 33,996

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2012	$ 59	$ 92,165	$ (28,704)	$ 63,520
Contribution of paid-in capital	-	50,000	-	50,000
Net income for the year ended December 31, 2012	-	-	33,996	33,996
Dividends paid	-	-	(32,945)	(32,945)
Balance, December 31, 2012	$ 59	$ 142,165	$ (27,653)	$ 114,571

The accompanying notes are an integral part of these financial statements.

UNDERHILL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From (Used) In Operating Activities:		
Net income	$ 33,996	
Items which did not affect cash:		
Depreciation	421	
Changes in assets and liabilities:		
Receivables from broker	2,538	
Deposit with broker	(49,800)	
Other assets	205	
Accounts payable and accrued expenses	5,149	
Income taxes payable	(100)	
Net cash from (used) in operating Activities		$ (7,591)
Cash Flows From (Used) In Investing Activities:		
Increase in securities owned	(1,800)	
Net cash from (used) in investing Activities		(1,800)
Cash Flows From (Used In) Financing Activities:		
Contribution of paid-in capital	50,000	
Dividends paid	(32,945)	
Net cash from (used in) financing activities		17,055
Net increase in cash		7,664
Cash and cash equivalents at beginning of year		27,693
Cash and cash equivalents at end of year		$ 35,357

Supplemental Information:

The following cash amounts were paid
during the year ended December 31, 2012 for

Income taxes	$ 5,658
Interest expense	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

(1) Organization and Description of Business

Underhill Securities Corp. (the Company) was incorporated in the State of Nevada on February 21, 2007. The Company became registered as a broker/dealer with the Securities and Exchange Commission on July 31, 2008 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on January 26, 2009.

The Company operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory bodies. All trades are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions (and related revenue and expenses) are recorded on the settlement date of the transactions.

Furniture and Equipment
Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years. Maintenance and repairs are charged to income as incurred.

Cash Equivalents
The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Income Taxes
The Company files its corporate income tax return on the accrual basis. Investment tax credits and job credits are applied as a reduction of federal income taxes using the flow-through method.

(2) **Summary of Significant Accounting Policies** (continued)

Income Taxes (continued)
FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

(3) **Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2
Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3
Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

(3) **Fair Value Measurement** (continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

		Fair Value Measurement Using		
	Total	*Level 1*	*Level 2*	*Level 3*
Securities owned				
Common stock	$ 1,800	$ 1,800	$ -0-	$ -0-
Restricted common stock	18,000	-0-	-0-	18,000
Total	$19,800	$ 1,800	$ -0-	$18,000

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments for which the Company has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Restricted Common Stock
Balance, beginning of year	$ 18,000
Purchase of shares	-0-
Balance, end of year	$ 18,000

(4) **Deposits with Broker**

The company introduces customer transactions for clearance by another broker-dealer under a secondary clearing agreement on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligations occurred in 2012.

(5) **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

(5) **Net Capital Requirements** (continued)

Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital and net capital requirements of $80,249 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(6) **Commitments**

The Company leases its office facilities under a lease on a month to month basis. For the year ended December 31, 2012, rent expense was $14,783.

(7) **Subsequent Events**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 26, 2013, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Underhill Securities Corp. as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 114,571	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			114,571	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 114,571	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 29,052	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges	5,000	3610	(34,052)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 80,519	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	270	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(270)	3740
10. Net Capital			$ 80,249	3750

[30]

OMIT PENNIES

Line 6A: Non-Allowable Assets

Securities owned, at fair value	$ 18,000
Office equipment, net	389
Other assets	10,663
Total	$ 29,052

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Underhill Securities Corp. as of 12/31/12

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	765	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	75,249	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	74,249	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	11,499	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	11,499	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	15	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

UNDERHILL SECURITIES CORP.
DECEMBER 31, 2012

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2012

A computation of reserve requirements and information relating to possession or control requirements is not applicable to Underhill Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2012

A computation of reserve requirements and information relating to possession or control requirements is not applicable to Underhill Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Underhill Securities Corp.

In planning and performing our audit of the financial statements of Underhill Securities Corp. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Underhill Securities Corp. for the year ended December 31, 2012 and this report does not affect our report thereon dated February 26, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2013